Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 +1 212 839 5300 +1 212 839 5599 Fax AMERICA • ASIA PACIFIC • EUROPE

April 12, 2018

Via EDGAR, Email and FedEx

Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	HomeStreet, Inc.

Preliminary Proxy Statement on Schedule 14A filed April 3, 2018

File No. 1-35424

Dear Mr. Duchovny:

On behalf of our client, HomeStreet, Inc. (the “Company,” “we,” “us” or “our”), set forth below are our responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 10, 2018, with respect to the Preliminary Proxy Statement on Schedule 14A, File No. 1-35424 filed with the Commission on April 3, 2018 (the “Preliminary Proxy Statement”).

Concurrently with the submission of this letter, we have publicly filed an amended Preliminary Proxy Statement (the “Amended Preliminary Proxy Statement”) on Schedule 14A. For your convenience, a copy of the Amended Preliminary Proxy Statement is enclosed and has been marked to show changes to the Preliminary Proxy Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers in the responses correspond to the Amended Preliminary Proxy Statement unless otherwise specified. Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in the Amended Preliminary Proxy Statement.

United States Securities and Exchange Commission

Division of Corporation Finance

April 12, 2018

Cover Letter

1.	We note the disclosure in the fourth paragraph. Please revise to clarify that following the Company’s receipt of BLOMF’s notice, and before the court ruling, the Board determined that the notice was deficient and informed BLOMF accordingly. Please insert a similar clarification in the relevant paragraphs on pages 6, 7, 12 and 21 of the filing.

Response:

On April 11, 2018, Roaring Blue Lion Capital sent the Company a letter, informing the Company that it no longer intends to solicit proxies for BLOMF’s nominees or proposals but, instead, intends to solicit votes “AGAINST” certain Board nominees and one or more of the Company’s proposals. Roaring Blue Lion Capital filed a Schedule 13D/A on EDGAR the same day and attached such letter as Exhibit 99.14. In light of this development, we have deleted the fourth paragraph of the cover letter. Otherwise, we acknowledge the Staff’s comment and have revised the relevant paragraphs on pages 6, 7, 12 and 21 of the Amended Preliminary Proxy Statement accordingly.

Background to the Solicitation, page 16

2.	We note the disclosure in the fourth paragraph on page 16. The relevance of such disclosure appears to be unclear. Please advise as to whether the extra weight given to the diversity of Board candidates played a role in the decision not to appoint Mr. Griege to the Board.

Response:

We acknowledge the Staff’s comment and have revised the relevant paragraphs on pages 17 and 18 of the Amended Preliminary Proxy Statement accordingly.

3.	The disclosure on page 20 refers to the Company’s responses to BLOMF’s actions of March 14 and March 21, but does not refer to the Company’s response to BLOMF’s March 13 filing of the lawsuit. Please advise.

Response:

The Company did not issue any press release or file any Current Report on Form 8-K with respect to the filing of the lawsuit. Instead, the Company began preparing its brief in opposition to the motion, which the Company filed with the Court on March 28, 2018. BLOMF filed its reply brief the following day.

United States Securities and Exchange Commission

Division of Corporation Finance

April 12, 2018

Corporate Governance, page 29

4.	In the “Board Leadership Structure” section that begins on page 30, please tell us what consideration you have given to describing BLOMF’s proposal to separate the roles of Chairman of the Board and Chief Executive Officer.

Response:

The Board regularly engages in robust discussion regarding whether or not to separate the roles of Chairman of the Board and the Chief Executive Officer, and the Board may decide to separate these two roles in the future. However, the Board believes that it is in the best interests of all shareholders for the Board to retain discretion to make such a determination based on the specific facts and circumstances present at any given time. If adopted, BLOMF’s proposed bylaw amendment would prohibit the exercise of such discretion as it provides, “The Chairman shall not also hold any other Executive Officer role or title.” We note also that any future amendment to the proposed amended bylaw would require a shareholder vote.  Furthermore, as Roaring Blue Lion Capital has now indicated that it does not intend to solicit proxies for BLOMF’s proposals at the Annual Meeting, the Company does not believe any further disclosure is necessary, although we have included further clarification of the Company’s current policies on pages 30 and 31 of the Amended Preliminary Proxy Statement.

*      *      *      *      *

Please direct any questions that you may have with respect to the foregoing or any requests for supplemental information by the Staff to Kai Haakon E. Liekefett at (212) 839-8744 or Beth E. Peev (312) 853-7443.

Very truly yours,

SIDLEY AUSTIN LLP

By:	/s/ Kai Haakon E. Liekefett
Name:	Kai Haakon E. Liekefett

cc:	Godfrey B. Evans

Executive Vice President, General Counsel,
Chief Administrative Officer & Corporate Secretary
HomeStreet, Inc.